082-0123

NESTLÉ S.A.

CORPORATE COMMUNICATIONS
DEPARTMENT

Registered Mail
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

07021455

SUPPL

Vevey, 22 February 2007
FXP/dme

Ladies and Gentlemen,

Please find enclosed the following document of Nestlé S.A. (the "Company"):

- Today's Press Release entitled

"Record year for Nestlé in 2006: double-digit increases in EBIT, net profit and cash flow "

The Company hereby furnishes this document to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact the undersigned (e-mail: *francois-xavier.perroud@nestle.com*) should you have any questions.

Yours sincerely,

PROCESSED
MAR 07 2007
THOMSON
FINANCIAL

F.X. Perroud
Vice President

Encl.

dw 3/5

AVENUE NESTLÉ 55 CH-1800 VEVEY (SWITZERLAND) TELEPHONE +41 (0)21 924 25 23 TELEFAX +41 (0)21 922 63 34

Nestlé

PRESS RELEASE

Record year for Nestlé in 2006: double-digit increases in EBIT, net profit and cash flow

- **Sales of CHF 98.5 billion, up 8.1%**
- **Above-target organic growth of 6.2%**
- **EBIT up 12% to CHF 13.3 billion, margin up 50 basis points to 13.5%**
- **Food and beverages organic growth of 5.9%, margin up 40 basis points**
- **Net profit up 13.8% to CHF 9.2 billion, margin up 40 basis points to 9.3%**
- **Operating cash flow up 14.4% to CHF 11.7 billion**
- **Higher R&D, marketing and input costs more than offset by efficiency and scale gains**
- **Return on invested capital, excluding goodwill, up 40 basis points to 21.2%**
- **Return on invested capital, including goodwill, up 30 basis points to 11.7%**
- **Board to propose 15.6% dividend increase to CHF 10.40 and cancellation of shares following the CHF 3 billion share buy-back**

Peter Brabeck-Letmathe, Chairman and CEO: "2006 was another record year for Nestlé. We are seeing the benefits of the Group's transformation into a nutrition, health and wellness company, with stronger innovation and branding, as well as improved efficiency. At the same time, we strengthened our portfolio with the acquisitions of Uncle Tobys, Jenny Craig and Novartis Medical Nutrition, while divesting more commoditised businesses. Our competitiveness was further boosted by higher spending on marketing and R&D, the roll-out of GLOBE and shared services, as well as our strong commitment to savings programmes. This drove profitability to record levels while maintaining top-line growth. The record result is, above all, a testimony to the quality of our people. For 2007, despite the tough input cost environment, we again plan to deliver organic growth of between 5 and 6% as well as an EBIT margin improvement."

Figures at a glance *

	2006	Change vs. 2005		Margins	
				2006	vs. 2005
Sales	CHF 98 458m	+ 8.1%	+ CHF 7 343m		
EBIT	CHF 13 302m	+ 12.0%	+ CHF 1 426m	13.5%	+ 50bps
Net profit	CHF 9 197m	+ 13.8%	+ CHF 1 116m	9.3%	+ 40bps
Total EPS	CHF 23.90	+ 15.0%	+ CHF 3.12		
Real internal growth Organic growth	4.7% 6.2%				

2005 restated to be comparable with 2006
(*) - see note at end of release

./.

Group sales, profitability and financial position

Vevey, 22 February 2007 – Reported sales amounted to a new high of CHF 98.5 billion in 2006, up CHF 7.3 billion or 8.1%. The single most important factor in this increase was organic growth of 6.2%, above the Group's long-term target of between 5 and 6%. Within the organic growth, real internal growth was 4.7% and pricing 1.5%. Positive exchange rates added 1.6%, while acquisitions, net of divestitures, added 0.3%. The main driver of growth was the food and beverages business, which contributed CHF 6.7 billion to the Group's CHF 7.3 billion of growth. Its sales were up 7.8% to CHF 91.8 billion. Its organic growth was 5.9%, with real internal growth at 4.2%, reflecting strong performances over most countries and brands.

At CHF 13.3 billion, the Group's EBIT improved by 12.0%, or CHF 1.4 billion, and now stands at 13.5% of sales, an improvement of 50 basis points over 2005. Food and beverages contributed 40 basis points to this increase, with pharmaceutical products, primarily Alcon, accounting for 10 basis points. Nestlé's efficiency programme, Operation EXCELLENCE 2007, exceeded its targeted savings of CHF 1 billion and, together with scale gains and the continued roll-out of GLOBE and shared services, enabled the Group to compensate for higher marketing, R&D and input costs.

The main engine of Nestlé's growth is its brands. Today, brands with sales of more than CHF 1 billion account for over 70% of food and beverages sales. The success of many Nestlé brands is increasingly derived from their strong nutritional credentials. Others have benefited from strong performances of health-focused extensions. Products enriched with Branded Active Benefits (BABs) achieved organic growth of over 20% in 2006, with sales close to CHF 4 billion. The Company's commitment to growing its brands is demonstrated by a 6.3% increase in marketing and administration spend in 2006. This included an increase of CHF 1.8 billion in marketing-related costs. Despite this increased investment in Nestlé's brands, the strong sales growth and efficiencies in trade spend and overhead costs resulted in a drop of 60 basis points in marketing and administration expenditure as a percentage of sales. Another vital growth driver is innovation and renovation, and Nestlé's spend on research and development was up 16% in 2006, to CHF 1.7 billion (1.8% of sales).

Net profit reached a record CHF 9.2 billion, up 13.8% or CHF1.1 billion, to 9.3% of sales. Total earnings per share were up 15.0%, amounting to CHF 23.90 (CHF 20.78 in 2005). The Group's return on invested capital, excluding goodwill, was up 40 basis points to 21.2%, while, including goodwill, it was up 30 basis points to 11.7%.

The Group's operating cash flow increased by 14.4%, or CHF 1.5 billion, to CHF 11.7 billion. Free cash flow generation increased by CHF 0.5 billion to CHF 7 billion. The difference between operating and free cash flows is mainly explained by capital expenditure, which rose from 3.7% of sales in 2005 to 4.3% in 2006, or by CHF 0.8 billion to CHF 4.2 billion, to support our consistent strong growth and fast pace of innovation. The Group's working capital performance improved by CHF 1 billion, with working capital declining from 7.7% of sales in 2005 to 6.7% in 2006.

The Group's net debt increased from CHF 9.7 billion to CHF 11.0 billion. Apart from the increased capital expenditure, the Group completed the CHF 3 billion share buy-back announced in November 2005, made acquisitions including Uncle Tobys and Jenny Craig, and purchased the remaining publicly-owned shares of Dreyer's Grand Ice Cream. The Group continues to have a AAA rating.

./.

Sales and EBIT margins by management responsibilities and geographic areas				
	2006 Sales in CHF millions	2006 Organic Growth (%)	Margins	
			2006	Change vs 2005 (*)
Food • Europe	**26 698**	**+ 2.3**	**11.6%**	- 40 bps
• Americas	**31 286**	**+ 6.1**	**15.8%**	+ 70 bps
• Asia, Oceania and Africa	**15 439**	**+ 7.9**	**16.7%**	+ 40 bps
Nestlé Waters	**9 616**	**+ 8.2**	**8.7%**	+ 60 bps
Nestlé Nutrition	**5 955**	**+ 6.1**	**16.9%**	- 80 bps
Other Food & Beverages	**2 777**	**+ 19.1**	**13.0%**	+ 80 bps
Total Food & Beverages	**91 771**	**+ 5.9**	**12.2%**	+ 40 bps
Pharma	**6 687**	**+ 11.6**	**31.9%**	+ 120 bps
Group Totals	**98 458**	+ 6.2	**13.5%**	+ 50 bps

(*) - see note at end of release

Food and beverages sales and profitability by geography

The organic growth of Nestlé's total food, beverage and nutrition business (including globally-managed businesses such as Nestlé Waters, Nestlé Nutrition and Nespresso, as well as food and beverages joint ventures) amounted to 3.3% in **Europe**, to 7.2% in the **Americas** and to 8.0% in **Asia, Oceania and Africa**, outpacing GDP growth of all regions.

With sales of CHF 26.7 billion in 2006, **Zone Europe** achieved 2.3% organic growth, consisting of 1.4% real internal growth and price increases of 0.9%. Soluble coffee, pet care and powdered beverages performed strongly. The Zone continued to enjoy double-digit organic growth in Eastern Europe and in the hard discount channel in Western Europe.

With sales of CHF 31.3 billion in 2006, **Zone Americas** had a strong performance with 6.1% organic growth, consisting of 3.8% real internal growth and price increases of 2.3%. In North America, pet care, frozen food, shelf-stable dairy and ready-to-drink beverages performed well, while in Latin America, all categories enjoyed dynamic performances, with chocolate and culinary especially strong.

With sales of CHF 15.4 billion in 2006, **Zone Asia, Oceania and Africa** also performed well, with 7.9% organic growth, consisting of 6.0% real internal growth and price increases of 1.9%. There was strong organic growth across all the product groups, in particular culinary, chocolate, shelf-stable dairy and powdered beverages. China, India, Africa and the Middle East did very well as the Zone's emerging markets achieved double-digit organic growth.

With sales of CHF 9.6 billion in 2006, **Nestlé Waters** achieved 8.2% organic growth, consisting of 9.1% real internal growth and a decline in prices of 0.9%. Sales of *Nestlé Pure Life* and *Poland Spring*, a North American regional brand, exceeded CHF 1 billion for the first time in 2006. Emerging markets and North America were once again the driving force of growth. In Europe, *Nestlé Aquarel* achieved double-digit growth, while among the international brands, *S.Pellegrino* and *Acqua Panna* enjoyed good performances.

./.

With sales of CHF 6 billion in 2006, **Nestlé Nutrition** achieved 6.1% organic growth, consisting of 2.2% real internal growth and price increases of 3.9%. Nestlé Nutrition did well in Latin America and much of Asia and Africa, but its overall performance was held back by China. The business achieved strong gains in infant nutrition, an area where Nestlé is global market leader, as a result of the international roll-out of a premium infant formula product, *Nestlé NAN HA*. Nestlé Nutrition's EBIT margin fell by 80 basis points, mainly reflecting the previously-foreseen dilutive effect of the Jenny Craig acquisition and start-up costs of the global Nestlé Nutrition business.

Other food and beverages (Nespresso, Cereal Partners Worldwide, Beverage Partners Worldwide) had sales of CHF 2.8 billion and achieved organic growth of 19.1%, with each of them enjoying good organic growth. Nespresso's sales exceeded CHF1 billion for the first time in 2006.

With sales of CHF 6.7 billion in 2006, Nestlé's **pharmaceutical activities** achieved 11.6% organic growth, with a strong performance by Alcon.

Sales and EBIT margins by product groups

	2006 Sales in CHF millions	2006 Organic Growth (%)	Margins	
			2006	Changes vs 2005(*)
Beverages	25 882	+ 8.0	17.3%	0 bps
Milk Products, Nutrition and Ice Cream	25 435	+ 5.3	11.8%	+ 60 bps
Prepared Dishes and Cooking Aids	17 635	+ 4.8	13.2%	+ 10 bps
Chocolate, Confectionery and Biscuits	11 399	+ 2.6	11.5%	- 10 bps
PetCare	11 420	+ 7.1	15.1%	+ 60 bps
Pharmaceutical Products	6 687	+ 11.6	31.9%	+ 120 bps
Group Totals	**98 458**	**+ 6.2**	**13.5%**	+ 50 bps

(*) - see note at end of release

With sales of CHF 25.9 billion in 2006, **beverages** achieved 8.0% organic growth, with real internal growth of 6.9%. *Nescafé* performed well around the world, while the October launch of *Nescafé Dolce Gusto* in parts of Europe had a promising start. *Milo* and *Nesquik's* strong health credentials were the foundation of their good performances. *Milo* continued its successful development in Asia, while *Nesquik* performed well in the US in ready-to-drink form, and in Europe in powdered form.

With sales of CHF 25.4 billion in 2006, **milk products, nutrition and ice cream** enjoyed 5.3% organic growth, with real internal growth of 3.2%. There was a strong performance by shelf-stable dairy, with *CoffeeMate* continuing to grow at a double-digit rate in the US, while nutrition-focused products such as *Nido*, *Bear Brand*, *Nesvita* and *Dancow* benefited from a successful segmentation strategy. Ice cream enjoyed success in Europe with the roll-out of innovations such as low-fat varieties across a number of brands and the relaunch of *Mövenpick of Switzerland*. Meanwhile, the US ice cream business focused on improving margins through a higher quality of sales.

With sales of CHF 17.6 billion in 2006, **prepared dishes and cooking aids** experienced 4.8% organic growth, with real internal growth of 4.2%. *Maggi* did especially well in emerging markets, while *Stouffer's*, *Lean Cuisine* and *Buitoni* all grew strongly in the US. *Buitoni* also performed well in Europe, helped by innovation in frozen pizzas.

./.

With sales of CHF 11.4 billion in 2006, **chocolate, confectionery and biscuits** reached 2.6% organic growth, with real internal growth of 0.5%. This product group achieved high single-digit growth in Zone AOA and Latin America. *Kit Kat* performed particularly well globally, benefiting from the growing consumer preference for lighter chocolate products. In Europe the picture was mixed with stronger performances in Italy and the Iberian peninsula, and weaker ones in Great Britain and Germany. In the US, business was down in a declining market.

With sales of CHF 11.4 billion in 2006, **PetCare** enjoyed 7.1% organic growth, with real internal growth of 4.3%, doing well all over the world. In the premium segment, *Dog Chow* and *Puppy Chow* together achieved CHF 1 billion of sales for the first time in 2006. The high premium and super premium segments, with products such as *Beneful* and *Pro Plan*, are also developing well.

Transformation process continues

Nestlé's strategic transformation has continued apace. In addition to the strong growth of those brands that are closely associated with nutrition, health and wellness and to ongoing product innovation and renovation, the announcement of three acquisitions in the course of 2006 further enhanced the Group's nutrition, health and wellness credentials: Uncle Tobys in Australia with activities covering breakfast cereals, nutritious snacks and instant soups, Jenny Craig in weight management, mainly in North America and Australia, and the global Novartis Medical Nutrition business.

Nestlé continued to tackle underperforming businesses throughout 2006. There were a number of disposals including the Perrier glass making operation, the vending business in Japan and certain canned liquid milk brands in parts of Asia, as well as the creation of the *Lactalis Nestlé Produits Frais* venture in chilled dairy in Europe. Several businesses underwent significant restructuring and increased discipline was applied to reducing product ranges as well as legal and reporting structures. By the end of 2006, 80% of Nestlé's food and beverages business was covered by GLOBE and the consequent benefits are beginning to accrue.

Board proposals to the Annual General Meeting

The strong performance in 2006 enables the Board to propose to shareholders a dividend increase of 15.6% from CHF 9.00 per share to CHF 10.40 per share. Furthermore, the Board will propose that following completion of the CHF 3 billion share buy-back programme in 2006, shares amounting to that value be cancelled.

The General Meeting of Nestlé S.A. will take place on 19 April 2007 at 14:30 at the *Palais de Beaulieu* in Lausanne. The management report will be available from 15 March 2007, whereas the fully-audited financial statements are now posted on the Nestlé Corporate Website (www.nestle.com). The dividend will be payable from 25 April 2007.

Outlook

For 2007, the Group is confident of once again achieving the Nestlé model: organic growth of between 5 and 6% and a further EBIT margin improvement in constant currencies, and this in spite of continued strong input cost pressure, especially on agricultural raw materials, and more investment in brands, R&D and additional capacity aimed at further accelerating the Group's transformation into a nutrition, health and wellness company.

Notes to the financial tables

(*) 2005 comparatives have been restated following the first application of the option of IAS 19 Employee Benefits § 93A ss., IFRIC 4 Determining whether an Arrangement contains a Lease on the one hand, and, on the other, the decision to transfer the fresh cheese activities in Italy, not disposed of to Lactalis Nestlé Produits Frais, to Nestlé Nutrition

[Press Release Ends] ./.

Contacts:	*Media:*	*François-Xavier Perroud*	*Tel.: +41-21-924 2596*
	Investors:	*Roddy Child-Villiers*	*Tel.: +41-21-924 3509*

Attachment:

CONSOLIDATED ACCOUNTS OF THE NESTLÉ GROUP

Extracts (9 pages) – see enclosed document

Extract from 2006 Financial Statements.

The complete 2006 financial statements of the Nestlé Group can be downloaded from our website.

All the services/events below are available in English via the Nestlé Group's Internet site:

http://www.nestle.com/Media_Center/Events/Main_Event/Main+Event.htm

The 2006 Full-Year Financials are available at:

http://www.ir.nestle.com/Stock_Financials/Financial_Statements/Full_Year/2006_FullYear/2006_Full_Year_Financials.htm

TELECONFERENCE:

0830 (Swiss) / 0730 (UK)
Dial-in number (listen only): **Tel. +44 20 8996 3900 Pass code: 150633**

Replay numbers (available from approx. one hour after the call ends):

UK: 0800 731 1729 (Toll free)	Access code: 14851815
UK / Europe: +44 1296 618 676	Access code: 14851815
US: +1 617 801 6888 / 888 286 8010 (Toll free)	Access code: 23209008

This will be **available as for 30 days**.

Should you have any technical difficulties connecting to the conference calls, please contact **L. Ellen at Luxtal, Tel. +44 (0)207 002 1080**

You can follow the
Investors' Conference call in audio with synchronized presentation at

http://clients.world-television.com/nestle/q406/

You can also **download the PowerPoint presentation that will accompany the conference call** from 0730 (Swiss) at:

http://www.ir.nestle.com/

PRESS CONFERENCE hosted by Peter Brabeck-Letmathe, Nestlé CEO:

You can follow this **live** at 1000 (Swiss) 0900 (UK) at

http://clients.world-television.com/nestle/q406_press/

The **press kit (speech and presentation)** will be available at
http://www.nestle.com/Media_Center/Media+Center.htm

END